

02007718


RECEIVED
MAR 11 2002
364

RS 3/14

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 15769 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Claudio Dal Piaz

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 E broadway ( P O box 372)
(No. and Street)

Roslyn NY 11576
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claudio Dal Piaz ( 516) 621 4461
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRANT & BIALICK, LLC by: Scott H. Bialick
(Name — *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2045, New York, NY 10170
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION



I, Claudio Dal Piaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLAUDIO DAL PIAZ, as of 12/31, ~~19~~2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

no exceptions

Signature

Sole Proprietor Broker/Dealer
Title

RITA KHURANA
Notary Public, State of New York
No. 01KH6028957
Qualified in Nassau County
Commission Expires August 9, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2002

**Certificate of Certified Public Accountant.**

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

We have examined the Answers to the Financial Questionnaire of Claudio Dal Piaz as of December 31, 2001. Also, we have audited the accompanying statement of financial condition as of December 31, 2001 and the statement of income, statement of changes in financial condition and changes in equity for the year then ended December 31, 2001.

Our examination was made in accordance with generally accepted auditing standards and accordingly included a review of the system of internal control and the procedure for safeguarding securities and such tests of the accounting records and such other procedures as we considered necessary in the circumstances including the audit procedures prescribed by the Securities and Exchange Commission.

No material inadequacies were found in the accounting system, in the internal controls of safeguarding securities.

Regarding the computation of the net capital under the rule 15c3-1, no material differences exist between the audited report and the dealer's corresponding unaudited most recent Part IIA filing.

Statement of changes in financial condition: balance at the beginning of the period was $7,624.00. Balance at the end of the period is $36,200.00.

In our opinion the accompanying statements referred to above present fairly, in all material respects, the financial position of Claudio Dal Piaz as of December 31, 2001 and the results of its operations, statement of changes in financial condition and changes in equity for the year then ended. The accompanying statements are in the form required by the Securities Exchange Commission, which are in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Krant & Bialick, LLC

Krant & Bialick, LLC

420 Lexington Avenue • Suite 2045 • New York, New York 10170 • Tel. 212-682-1900 • Fax 212-682-5279
One Tower Center Boulevard • 17th Floor • East Brunswick, New Jersey 08816 • Tel. 732-745-8800 • Fax 732-745-8805

NASD INC.
9509Key West Ave
Rockville, MD 20850

02/26/2001

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, Claudio Dal Piaz has as its collection agent the National Association of Securities Dealers Inc.



Claudio Dal Piaz

Firm Name:
Claudio Dal Piaz



Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

**Certificate of Certified Public Accountant.**

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

Above named Registrant is exempt from the "Special Reserve Bank Account for the Exclusive Benefit of Customers" as required under Rule *15c-(e)*.



Krant & Bialick, LLC

Finn Name:
Claudio Dal Piaz

Statement of Finacial Condition

Firm Name: Claudio Dal Piaz
91 E broadway- PO Box 372
Roslyn, NY 11576

Entity: Sole Proprietor
Member of : NASD INC
Minimum Nat Capital : $ 5000.00
Date of End of Business Year: 12/31/2001
Date Statement of Computation of Net Capital: 02/26/2002
Computed Net Capital: $ 35 476.00

Certification by Broker-Dealer

Each of the undersigned, consituting all officers, directors, general partners of controlling principals of Claudio Dal Piaz does hereby state and represent that he has examined the Statement of Financial Condition as of 12/31/2001, showing a Net Capital of $ 35 476.00; that all the answers & accounts contained herein and in the Statement of Financial Condition are true & correct.

| Signature | Name & Title | Date |
|---|---|---|
|  | CLAUDIO DAL PIAZ<br>BROKER-DEALER | 02/26/2002 |

Computation of Net Capital pursuant to Rule 14c-1

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 36 200.00 |
| Total ownership equity qualified for Net Capital | | 36 200.00 |
| Reductions & Charges | | 724.00 |
| Net Capital | $ | 35 476.00 |

Firm Name:
Claudio Dal Piaz

Dreyfus Worldwide Money Market Fund
# 762-0008591455

Dedicated account to provide required minimum dollar amount of $ 5 000.00

| | | |
|---|---|---|
| Balance 01/01/2001 | $ 7 624.00 | carry over from year 2000 |
| | 294.00 | dividends |
| Balance 12/31/2001 | $ 7 918.00 | |

Firm Name:
Claudio Dal Piaz

Statement of Cash Flow: 01/01/2001 - 12/31/2001

| | | |
|---|---|---|
| Ownership Equity 01/01/2001 | $ | 7 624.00 |
| Dividends on Dreyfus WWMMF # 762-0008591455 | | 101.00 |
| Additional personal funds reported | | 31 406.00 |
| Dividends on Dreyfus WWMMF # 762-0031011703 | | 247.00 |
| | $ | 39 378.00 |
| Commissions received | | 28 614.oo |
| | $ | 67 992.00 |
| Ownership Equity 12/31/2001 | $ | 36 007.00 |
| Dividends on Dreyfus WWMMF # 762-0008591455 | | 193.00 |
| | $ | 36 200.00 |
| Business Expenses | | 974.00 |
| Other expenses | | 2 578.00 |
| Salaries | | 28 240.00 |
| | $ | 67 992.00 |

Firm Name:
Claudio Dal Piaz

Statement of Income

Revenues

| | | |
|---|---|---|
| Commissions | $ | 28 614.00 |
| Dividends | | 541.00 |
| Total Revenues | $ | 29 155.00 |
| Expenses | $ | 974.00 |
| Salaries | | 28 240.00 |

Firm Name:
Claudio Dal Piaz

Statement of Financial Condition for Noncarrying Nonclearing Brokers & Dealers

Allowable Assets

| | | |
|---|---|---|
| Dreyfus WWMMF # 762-0008591455 | $ | 7 918.00 |
| Dreyfus WWMMF # 762-0031011703 | | 17 941.00 |
| Chase c/a 315-1012642 | | 5 011.00 |
| Roslyn SA 057-1000579 | | 5 330.00 |
| | $ | 36 200.00 |

Liabilities

| | | |
|---|---|---|
| Ownership Equity Sole proprietorship | $ | 36 200.00 |
| Total Ownership Equity | $ | 36 200.00 |
| Total Liability & Ownership Equity | $ | 36 200.00 |

Firm Name:
Claudio Dal Piaz
Firm Name:
Claudio Dal Piaz

Statement of Changes in Ownership Equity;
Sole Proprietorship

| | | |
|---|---|---|
| Balance beginning of period | $ | 7 624.00 |
| Balance end of period | | 36 200.00 |

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

| | | |
|---|---|---|
| Balance beginning of period | $ | 0 |
| Balance end of period | | 0 |

Firm Name:
Claudio Dal Piaz



Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2002

**Certificate of Certified Public Accountant.**

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

As of August 17, 1989 – upon request of the member firm Claudio Dal Piaz – the NASD granted approval to a restriction agreement, whereby Claudio Dal Piaz agreed to limit its business activities to mutual funds retailing.

Accordingly, Claudio Dal Piaz claims exclusion from membership in the SIPC at the end of the year 2001. Claims for exclusion from membership (SIPC-3) was filed on January 6, 2000 for the year ended 2000 with the SIPC.

Krant & Bialick, LLC

Krant & Bialick, LLC

420 Lexington Avenue • Suite 2045 • New York, New York 10170 • Tel. 212-682-1900 • Fax 212-682-5279
One Tower Center Boulevard • 17th Floor • East Brunswick, New Jersey 08816 • Tel. 732-745-8800 • Fax 732-745-8805